EXHIBIT 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Embraer S.A.

We consent to the incorporation by reference in the registration statement (No. 333-204470) on Form F-3 of Embraer S.A. and Embraer Netherlands Finance B.V. of our report dated March 21, 2017, with respect to the consolidated statements of financial position of Embraer S.A. and subsidiaries as of December 31, 2016, and the related consolidated statements of income, shareholders’ equity, cash flows, and comprehensive income for each of the years in the two-year period ended December 31, 2016, which report appears in the December 31, 2017 annual report on Form 20-F of Embraer S.A..

São José dos Campos, Brazil

March 22, 2018

/s/ KPMG Auditores Independentes